UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): May 27, 2026

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

314 N Main St., Ste. 200F, Roanoke, IN	46783
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On May 27, 2026, Nicole Ferer, Inspector of Elections, certified the results of the 2026 annual meeting of stockholders (the “2026 Annual Meeting”) of Iroquois Valley Farmland REIT, PBC (the “Company”). The Company solicited votes by proxy distributed on or around March 16, 2026 to all stockholders of record as of that same date. The 2026 Annual Meeting took place on May 13, 2026.

The following results of the 2026 Annual Meeting are based on the certified report of the Inspector of Elections for the 2026 Annual Meeting.

Total shares outstanding as of the Record Date for the 2026 Annual Meeting (March 16, 2026): 1,140,496.58.

Total shares voting in the 2026 Annual Meeting: 575,400.09, or 50.45% of total shares outstanding.

Election of Directors at 2026 Annual Meeting

At the 2026 Annual Meeting, the Company’s stockholders elected the following individuals to serve as directors, each to serve terms of such length as indicated below:

Until 2029: Chris Zuehlsdorff and Jeff Anderson.

The election results from the 2026 Annual Meeting were as follows:

	‘For’ Votes	‘Withheld’ Votes	‘Abstain’ Votes
Chris Zuehlsdorff	559,156.81	5,989.15	10,254.14
Jeff Anderson	545,741.58	0	29,658.52

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A dated June 3, 2025, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

Date: May 27, 2026

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